AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Final Amendment)

Carlyle AlpInvest Private Markets Fund

(Name of Subject Company (Issuer))

Carlyle AlpInvest Private Markets Fund

(Name of Filing Person (Issuer))

Class A Shares

(Title of Class of Securities)

14308H 102

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

14308H 201

(CUSIP Number of class of securities)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

January 26, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

Item 1 through Item 9 and Item 11

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 26, 2024 by Carlyle AlpInvest Private Markets Fund, a Delaware statutory trust (the “Fund”), in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund at a price equal to the net asset value per Class A Share and per Class I Share, respectively, as of March 28, 2024, upon the terms and subject to the conditions set forth in the Offer to Repurchase Shares of Beneficial Interest, dated January 26, 2024 (the “Offer to Repurchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The Offer expired at 11:59 p.m., Eastern Time, on February 26, 2024. No Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Repurchase and the Letter of Transmittal remains unchanged, and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlyle AlpInvest Private Markets Fund

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	President

Dated as of November 1, 2024